UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

WESTERN ALLIANCE BANCORPORATION

(Exact Name of Registrant as Specified in its Charter)

Delaware	88-0365922
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

One E. Washington Street Suite 1400 Phoenix, Arizona	85004
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $0.0001 Par Value	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates: (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

EXPLANATORY NOTE

This Amendment No. 1 to Form 8-A is being filed in connection with the reincorporation from the State of Nevada to the State Delaware (the “Reincorporation”) of Western Alliance Bancorporation (“we,” “us” or the “Company”), pursuant to a plan of conversion, dated May 29, 2014 (the “Plan of Conversion”). The Reincorporation was accomplished by the filing of (1) articles of conversion with the Nevada Secretary of State, and (2) a certificate of conversion, a certificate of incorporation (the “Certificate of Incorporation”) and a Certificate of Designation of Non-Cumulative Perpetual Preferred Stock, Series B with the Delaware Secretary of State. Pursuant to the Plan of Conversion, the Company also adopted new bylaws (the “Bylaws”). The Company hereby amends the following items, exhibits or other portions of its Form 8-A filed on June 27, 2005 with the Securities and Exchange Commission (the “SEC”) regarding the description of common stock as set forth herein.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered

General

Our Certificate of Incorporation provides the authority to issue 200,000,000 shares of common stock, par value $0.0001 per share. At May 22, 2014, there were 87,646,229 shares of common stock issued and we had outstanding stock options granted to directors, officers and other employees for approximately 701,513 shares of our common stock.

Each share of our common stock has the same relative rights and is identical in all respects to each other share of our common stock. Our common stock is not insured by the Federal Deposit Insurance Corporation or any other governmental entity.

Voting Rights

Holders of our common stock are entitled to one vote per share on each matter properly submitted to stockholders for their vote, including the election of directors. Holders of our common stock do not have the right to cumulate their votes for the election of directors, which means that the holders of more than 50% of the shares of common stock voting for the election of directors can elect 100% of the directors standing for election at any meeting if they choose to do so. In that event, the holders of the remaining shares voting for the election of directors will not be able to elect any person or persons to our board of directors at that meeting. Generally, in matters other than the election of directors and business combinations and other extraordinary transactions, the affirmative vote of the majority of shares present and entitled to vote on the subject matter constitutes the act of the stockholders. Directors are generally elected by a plurality of the votes of the shares present and entitled to vote on the election of directors.

Liquidation Rights

The holders of our common stock and the holders of any class or series of stock entitled to participate with the holders of our common stock as to the distribution of assets in the event of any liquidation, dissolution or winding-up of us, whether voluntary or involuntary, will become entitled to participate equally in the distribution of any of our assets remaining after we have paid, or provided for the payment of, all of our debts and liabilities and after we have paid, or set aside for payment, to the holders of any class of stock having preference over the common stock in the event of liquidation, dissolution or winding-up, the full preferential amounts, if any, to which they are entitled.

Dividends

The holders of our common stock and any class or series of stock entitled to participate with the holders of our common stock are entitled to receive dividends declared by our board of directors out of any assets legally available for distribution. The board may declare dividends out of surplus, or if no surplus exists, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, only if the amount of capital is greater than or equal to the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. The terms and conditions of other securities we issue may restrict our ability to pay dividends to holders of our common stock. In addition, as a holding company, our main source of funds to pay dividends is distributions from our subsidiaries and, therefore, our ability to pay distributions is affected by the ability of our subsidiaries to pay dividends. The ability of our bank subsidiary, and our ability, to pay dividends in the future is, and could in the future be further, influenced by bank regulatory requirements and capital guidelines. See “Supervision and Regulation” in our Annual Report on Form 10-K for the year ended December 31, 2013 for information regarding restrictions on our ability to pay cash dividends.

Miscellaneous

The holders of our common stock have no preemptive or conversion rights for any shares that may be issued. Our common stock is not subject to additional calls or assessments, and all shares of our common stock currently outstanding are fully paid and non-assessable.

Anti-Takeover Effects of Provisions of our Certificate of Incorporation and Bylaws and Delaware Law

Some provisions of Delaware law and our Certificate of Incorporation and Bylaws contain provisions that could make it more difficult to (1) acquire us by means of a tender offer, proxy contest or otherwise or (2) remove our incumbent officers and directors. These provisions, summarized below, are intended to encourage persons seeking to acquire control of us to first negotiate with our board of directors. These provisions also serve to discourage hostile takeover practices and inadequate takeover bids.

Undesignated Preferred Stock

Our board of directors has the ability to authorize undesignated preferred stock, which allows the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any unsolicited attempt to change control of our company. This ability may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Special Stockholders’ Meetings and Advanced Notice Requirements for Stockholder Proposals

Our Certificate of Incorporation and Bylaws provide that a special meeting of stockholders may be called only by our board of directors, the chairman of the board, or by our chief executive officer or president. In addition, our Bylaws require advance notice procedures for stockholder proposals to be brought before an annual meeting of the stockholders, including the nomination of directors. Stockholders at an annual meeting may only consider the proposals specified in the notice of meeting or brought before the meeting by or at the direction of the board, or by a stockholder of record on the record date for the meeting who (1) is entitled to vote at the meeting, (2) has delivered a timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting, (3) attends (or has a qualified representative attend) the stockholder meeting and (4) has otherwise complied with the provisions of our Bylaws and applicable law. These provisions could have the effect of delaying any stockholder actions until the next stockholder meeting, even if they are favored by the holders of a majority of our outstanding voting stock.

No Action by Written Consent

Our Certificate of Incorporation and Bylaws do not permit stockholders to act by written consent in lieu of a meeting.

Election and Removal of Directors

Our Certificate of Incorporation provides for the division of our board of directors into three classes of directors, each class as nearly as equal as possible, with each serving staggered, three-year terms. Once elected, directors may be removed only for cause by the holders of a majority of shares then entitled to vote in an election of directors. In addition, our Certificate of Incorporation and Bylaws provide that any vacancies on the board of directors may be filled only by a majority of the remaining directors. This system of electing and removing directors and filling vacancies may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.

Amendment of Certain Provisions of our Organizational Documents

Any amendment to our Certificate of Incorporation must be approved by our board of directors and a majority of the outstanding shares of each class of shares entitled to vote thereon at a duly called annual or special meeting; provided, that in addition to any vote of any class of shares required by law or the Certificate of Incorporation, the affirmative vote of holders of at least a majority of the voting power of all of the then outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class, is required to amend certain of the provisions contained in the Certificate of Incorporation regarding stockholder actions, classification of directors, removal of directors, filling of director vacancies, Bylaw amendments, limitation of liability of directors, the exclusive forum for certain litigation, and amendments to the Certificate of Incorporation. Our Bylaws may be amended by the affirmative vote of a majority of the directors present at a meeting at which a quorum is present or by the affirmative vote of the holders of at least 66-2/3% of the voting power of all of the shares of capital stock issued and outstanding and entitled to vote in any election of directors, voting as a single class.

Business Combinations

We have not opted out of Section 203 of the Delaware General Corporation Law, an anti-takeover law, and are therefore subject to its provisions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s outstanding voting stock, referred to as an “interested stockholder” under Section 203, for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner.

These and other provisions of Delaware law and our Certificate of Incorporation and Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. Such provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interests.

The foregoing description of our common stock does not purport to be complete and is qualified in its entirety by reference to our Certificate of Incorporation and Bylaws, copies of which are filed as exhibits to our Current Report on Form 8-K filed with the SEC on June 3, 2014, and are hereby incorporated herein by reference.

NYSE Listing

Our common stock is listed on the New York Stock Exchange under the symbol “WAL.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Item 2.	Exhibits

The following exhibits to this Registration Statement on Form 8-A/A are incorporated by reference from the documents specified, which have been filed with the SEC.

Exhibit No.	Description

2.1	Plan of Conversion, dated May 29, 2014 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 3, 2014).

3.1	Certificate of Incorporation (incorporated by reference to Exhibit 3.3 to the Company’s Current Report on Form 8-K filed with the SEC on June 3, 2014).

3.2	Bylaws (incorporated by reference to Exhibit 3.5 to the Company’s Current Report on Form 8-K filed with the SEC on June 3, 2014).

4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 3, 2014).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 3, 2014	WESTERN ALLIANCE BANCORPORATION

	By:	/s/ Dale Gibbons
Dale Gibbons
Executive Vice President and
Chief Financial Officer